Exhibit 21

Subsidiaries of Registrant

Company	State of Jurisdiction of Organization	Percentage of Voting Securities Owned

Southeast Power Corporation	Florida	100%
Bayswater Development Corporation	Florida	100%
Subsidiaries of Bayswater Development Corporation
Country Club Point of Brevard, Inc.	Florida	100%
Riomar of Brevard, Inc.	Florida	100%
Cape Club of Brevard, Inc.	Florida	100%
Florida Coastal Homes, Inc.	Florida	100%
Oak Park of Brevard, Inc.	Florida	100%
Pineapple House of Brevard, Inc.	Florida	100%
Florida Transport Corporation	Florida	100%
7-1-99 Corp. (inactive)	Florida	100%
Steeple Rock Mining Company (inactive)	Florida	100%
Mamba Engineering Company, Inc. (inactive)	Florida	100%

All of the above subsidiaries are included in the consolidated financial statements of the Company at December 31, 2004.